OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

A NEW DRILL TARGET DEVELOPING AT MIRANDA’S PAVO REAL PROJECT

Vancouver, BC, Canada – October 8, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that Red Eagle Mining Corporation (“Red Eagle”) (TSX-V:RD), its funding partner at Pavo Real in Colombia has identified a new area of mineralization associated with closed spaced dikes, veins and hydrothermal breccias within a large (500 m by 500 m) gold and multi-element soil anomaly that was detected using Mobile Metal Ion (MMI) assaying techniques.

Gold values in surface channel samples range from 0.23 g Au/t to 33.7 g Au/t. Associated metals show high assay values of greater than 100 g Ag/t, 0.93% copper and 0.87% zinc as shown on the following table:

Highlights of Pavo Real Rock Channel Sampling Results

Description	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Hydrothermal Breccia	0.80	1.46	4.4	0.01	0.06
Hydrothermal Breccia	0.20	0.54	5.8	0.03	0.13
Hydrothermal Breccia	0.30	12.70	34.9	0.21	0.30
Hydrothermal Breccia	0.80	0.92	6.3	0.04	0.19
Hydrothermal Breccia	0.50	6.93	8.1	0.14	0.75
Hydrothermal Breccia	0.15	3.36	33.3	0.22	0.87
Vein	0.30	11.30	32.5	0.93	0.10
Vein	0.40	13.20	14.2	0.26	0.06
Vein	0.50	33.70	>100.0	0.23	0.23
Rhyodacite Porphyry	1.70	0.92	10.6	0.01	0.01
Vein	0.60	17.10	61.7	0.06	0.02
Vein	0.15	7.17	19.9	0.22	0.52
Andesite	0.55	0.86	1.9	0.05	0.15
Vein	0.10	1.14	15.0	0.04	0.03
Rhyodacite Porphyry	1.00	0.55	3.2	0.03	0.07
Vein	0.23	12.40	24.0	0.15	0.08
Vein	0.20	5.13	13.0	0.07	0.07
Vein	0.20	0.73	5.7	0.02	0.11
Rhyodacite Porphyry	1.00	0.33	1.7	0.05	0.29
Rhyodacite Porphyry	0.50	0.30	0.9	0.05	0.24
Rhyodacite Porphyry	1.50	1.10	0.5	0.02	0.01
Vein	0.30	0.23	8.2	0.01	0.16
Vein	0.50	4.17	7.3	0.01	0.07

The current exploration campaign is targeting potential large breccia-hosted gold deposits and potential related copper-gold porphyry systems at depth. This most recent rock channel sampling was carried out in an area of high-level vein and hydrothermal breccia mineralization associated with rhyodacite porphyry dikes, where MMI soil sampling returned strong coincident gold, silver and copper anomalies.

Miranda feels the distinct and strong concurrence of gold with base metals and the density of dikes and breccias on this target may indicate that the MMI anomaly is proximal to a buried intrusive center that is releasing exsolved gold and base metals through explosive breccias. The breccias may also reflect porphyry style mineralization at depth.

Highlights of relatively shallow drilling adjacent to this target area in 2012 included 7.1 meters averaging 1.54 g Au/t and 0.54 meters averaging 9.37 g Au/t in two separate drill holes (news release July 6, 2012). This initial 2012 drill program was designed to determine structural controls to quartz vein and veinlet systems in sedimentary host rocks and hydrothermal breccias and did not effectively test for deeper mineralization nor did it test the large MMI anomaly which was not known at the time.

The Pavo Real is located within the mid-Cauca gold belt, which is host to numerous porphyry and epithermal gold deposits. The Project comprises a Triassic-Jurassic sedimentary sequence overlain by a volcanic sequence. The sedimentary and volcanic sequences are intruded by various bodies of diorite, granite and rhyodacite porphyry, and cut by hydrothermal breccias and a large number of quartz veins and quartz stockwork, all related to sericitic alteration. The Project is situated within the Department of Tolima, 20 kilometers south of the city of Ibague and 45 kilometers south-east of AngloGold Ashanti's La Colosa project (26.8 million ounce Inferred Resource grading 0.92 g Au/t as reported by AngloGold Ashanti).

All data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., Prism Resources Inc., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.